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SEC Mail Processing Section

FEB 29 2008

Washington, DC 110

SECUR 08028669 ION
Wasnington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bayshore Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 E Las Olas Boulevard, Suite 1160
(No. and Street)

Fort Lauderdale (City) Florida (State) 33301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

301 E Las Olas Boulevard, 5th FL (Address) Fort Lauderdale (City) Florida (State) 33301 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bayshore Partners, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

JANICE P. HAYES
MY COMMISSION # DD747774
EXPIRES: January 30, 2012
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYSHORE PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

BAYSHORE PARTNERS, LLC

TABLE OF CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Bayshore Partners, LLC

We have audited the accompanying statements of financial condition of Bayshore Partners, LLC (the "Company") as of December 31, 2007 and 2006, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayshore Partners, LLC at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Fort Lauderdale, Florida
February 25, 2008

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com
FORT LAUDERDALE 301 East Las Olas Boulevard, 5th Floor, Fort Lauderdale FL 33301 | T 954 760 9000 F 954 760 4465

BAYSHORE PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2007	2006
CURRENT ASSETS		
Cash	$ 349,433	$ 46,765
Accounts receivable	20,000	51,332
Prepaid expenses	-	18,504
TOTAL ASSETS	$ 369,433	$ 116,601

LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 203,790	$ 13,000
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY	165,643	103,601
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 369,433	$ 116,601

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2007	2006
REVENUE		
Advisory fee income	$ 3,321,349	$ 987,405
Other income	39,867	-
TOTAL REVENUE	3,361,216	987,405
EXPENSES		
Overhead reimbursement – related party	3,235,591	842,667
Professional fees	46,264	45,411
Regulatory expenses	17,209	15,232
Miscellaneous expenses	110	1,399
TOTAL EXPENSES	3,299,174	904,709
NET INCOME	$ 62,042	$ 82,696

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

MEMBERS' EQUITY – JANUARY 1, 2006	$ 20,905
NET INCOME	82,696
MEMBERS' EQUITY – DECEMBER 31, 2006	103,601
NET INCOME	62,042
MEMBERS' EQUITY – DECEMBER 31, 2007	**$ 165,643**

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 62,042	$ 82,696
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	31,332	(51,332)
Prepaid expenses	18,504	(6,122)
Accrued expenses	190,790	13,000
Customer prepayment	-	(8,000)
TOTAL ADJUSTMENTS	240,626	(52,454)
NET CASH PROVIDED BY OPERATING ACTIVITIES AND NET INCREASE IN CASH	302,668	30,242
CASH - BEGINNING OF YEAR	46,765	16,503
CASH - END OF YEAR	$ 349,433	$ 46,765

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION

Bayshore Partners, LLC (the "Company") is a Florida limited liability company based in Fort Lauderdale, Florida. The Company was organized to operate as a registered broker/dealer in securities in the United States and provides merger and acquisition advisory services to shareholders and owners of companies as well as engages in the distribution of debt and equity securities of corporations and other entities through the private placement of such securities on a best efforts basis. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit account at quality institutions. The balance, at time during the year, may exceed federal insured limits.

Revenue Recognition

Advisory fee income is recorded as earned based on agreed-upon terms with the Company's clients. Commission income and related clearing expenses are to be recorded in the accounts on a trade date basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax

The financial statements include only those assets, liabilities, and results of operations relating to the business of Bayshore Partners, LLC. The statements do not include any assets, liabilities, revenues or expenses attributable to the members' individual activities.

The Company files its income tax return as a partnership for federal income tax purposes. Consequently, the Company will not pay any federal income taxes as any income or loss will be included in the tax returns of the individual members.

As stipulated in the Limited Liability Company Agreement, the Company should have a perpetual existence until it is dissolved and its affairs are wound up.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member account.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Advisory fee income from the Company's largest customer accounted for approximately 34% and 32% of total income for the years ended December 31, 2007 and 2006, respectively. The balance receivable from one customer at December 31, 2007 and 2006 amounted to approximately $20,000 in each year.

Recently Issued Accounting Pronouncements

Fair Value Measurement

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurement" ("Statement 157"). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. Statement 157 does not require any new fair value measures and is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurement (continued)

The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. On February 12, 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-2, "Effective Date of FASB Statement No. 157." This FSP is a one-year deferral of Statement 157's fair-value measurement requirements for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, the "Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115". SFAS No. 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company's 2008 fiscal year. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

NOTE 3. NET CAPITAL REQUIREMENT

The Company obtained licensure from the SEC and NASD to operate as a registered broker/dealer in securities in October 2004. As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2007, the Company's "Net Capital" was $145,643 and the "Required Net Capital" was $13,586. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 1.40 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company is party to a Services Agreement with a company under common ownership effective August 2005. Under this agreement, the Company reimburses the related company for overhead and salaries for shared personnel at the stated rate. For the years ended December 31, 2007 and 2006, the Company paid approximately $778,000 and $303,000, respectively for reimbursement of overhead and salaries. Effective June 19, 2006, the Services Agreement was amended to include that additional service fees are payable by the Company to the related party based on 85% of the monthly adjusted net operating income, as defined. If there is an operating loss in a month, the fee is not charged.

For the years ended December 31, 2007 and 2006, these additional service fees amounted to approximately $2,458,000 and $540,000, respectively. This reimbursement of overhead, salaries and additional services fees are included in the overhead reimbursement - related party expense in the accompanying statements of income. Included in the accompanying statements of financial condition is an accrued liability in the amount of $188,000 relating to this services agreement as of December 31, 2007.

ACCOMPANYING INFORMATION

BAYSHORE PARTNERS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

CREDITS	
Members' equity	$ 165,643
DEBITS	
Accounts receivable	20,000
TOTAL DEBITS	20,000
NET CAPITAL	145,643
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $203,790 OR $5,000, WHICHEVER IS GREATER	13,586
EXCESS NET CAPITAL	**$ 132,057**
Excess Net Capital @ 1000%	**$ 125,264**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.40 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accrued expenses	**$ 203,790**

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART IIA FILING AS OF DECEMBER 31, 2007

NET CAPITAL PER COMPUTATION, ON PAGE 11	$	145,643
Audit adjustments:		
Accrued expenses		3,000
Overhead reimbursement-related party		187,790
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$	336,433

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

Bayshore Partners, LLC is exempt from Rule 15c3-3 under (k)(2)(i) because a special account is to be maintained for the exclusive benefit of customers. During 2007 the Company did not provide services to warrant the maintenance of such account.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION
RULE 17a-5 (g) (1) FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SECURITIES AND EXCHANGE
COMMISSION RULE 15C3-3

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Members
Bayshore Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Bayshore Partners, LLC (the "Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk

that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design and operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiency in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives. This report recognizes that it is not practical in an organization the size of Bayshore Partners, LLC to achieve all the segregations of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Fort Lauderdale, Florida
February 25, 2008

END